Mail Stop 3561

September 11, 2008

Kenneth McBride
Chief Executive Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

>   **Re: Stamps.com Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 14, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 2, 2008**
>   **File No. 0-26427**

Dear Mr. McBride:

We have completed our review of your Form 10-K and related filings and have no further comment at this time.

Sincerely,

H. Christopher Owings
Assistant Director